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SEC 1815
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Previous   information contained in this form are not required to respond
versions   unless the form displays a currently valid OMB control number.
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                        FORM 6-K                      Estimated average burden
             SECURITIES AND EXCHANGE COMMISSION       hours per response: 6.00
                   Washington, D.C. 20549             -------------------------


                         REPORT OF FOREIGN PRIVATE ISSUER
                            Dated December 5, 2002

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the month of December 5,    2002
                --------------    ---

Commission File Number 001-15244
                       -------------------------------

                 CREDIT SUISSE GROUP
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                 (Translation of registrant's name into English)

  Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
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                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X  Form 40-F
                                  ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted soley to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if

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submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                            Yes     No X
                               ---    ---


if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                       2
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CREDIT]
SUISSE] GROUP

PRESS RELEASE

                                              MEDIA RELATIONS

                                              CREDIT SUISSE GROUP
                                              P.O. BOX 1
                                              CH-8070 ZURICH

                                              TELEPHONE +41-1-333 8844
                                              FAX +41-1-333 8877
                                              E-MAIL MEDIA.RELATIONS@CSG.CH

CREDIT SUISSE GROUP EXPANDS ITS EXECUTIVE BOARD WITH KEY SENIOR MANAGERS

ZURICH, DECEMBER 4, 2002 - Credit Suisse Group today announced that it is expanding its Executive Board with key senior managers, in particular from the Group's business units, as previously communicated at the presentation of its third quarter results. The Board of Directors has appointed the following people to the Group Executive Board, effective January 1, 2003: Brady W. Dougan, Brian Finn, David P. Frick, Ulrich Koerner, Stephen R. Volk and Alex W. Widmer.

With these additions, the Group Executive Board will comprise the following
Members:

OSWALD J. GRUEBEL      Group Co-CEO; CEO CSFS
JOHN J. MACK           Group Co-CEO; CEO CSFB
HANS-ULRICH DOERIG     Vice-Chairman; Head of Corporate Center, Credit
                       Suisse Group
BRADY W. DOUGAN        Co-President, Institutional Securities, CSFB
BRIAN FINN             Co-President, Institutional Securities, CSFB
DAVID P. FRICK         General Counsel, Credit Suisse Group
ULRICH KOERNER         Chief Financial Officer, CSFS
JEFFREY M. PEEK        Head of Financial Services Division, CSFB
PHILIP K. RYAN         Chief Financial Officer, Credit Suisse Group
RICHARD E. THORNBURGH  Chief Risk Officer, Credit Suisse Group
STEPHEN R. VOLK        Chairman, CSFB



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ALEX W. WIDMER         Head of Private Banking, CSFS

Oswald Gruebel and John Mack explained: "We think that it is important to strengthen the Group Executive Board by adding key senior managers, in particular from our business units. These individuals bring to the Board strong leadership, proven business skills and extensive knowledge about our markets, clients and operations. Their contribution to Group-level decisions will be invaluable to us when mastering future challenges."

ENQUIRIES
Credit Suisse Group, Media Relations         Telephone   +41 1 333 8844
Credit Suisse Group, Investor Relations      Telephone   +41 1 333 4570
                                             Internet    www.credit-suisse.com

CREDIT SUISSE GROUP
Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of September 30, 2002, it reported assets under management of CHF 1,221.8 billion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;



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(iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations;
(xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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                             Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CREDIT SUISSE GROUP
                                                 -------------------------
                                                       (Registrant)

Date December 5, 2002                         By: /s/ David Frick
     ----------------                            -------------------------
                                                        (Signature)*
* Print name and title of the signing officer under   Managing Director
his signature.

                                                  /s/ Karin Rhomberg Hug
                                                      Managing Director